UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2023

001-41641

(Commission File Number)

SHL TELEMEDICINE LTD.

(Translation of registrant’s name into English)

90 Yigal Alon Street

Tel Aviv 67891, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATION NOTE

On May 11, 2023, SHL Telemedicine Ltd. (the “Company”) issued a press release and an investor presentation with respect to its 2022 fiscal year annual results, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein. The press release and Investor Presentation contain forward-looking statements and include cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

EXHIBITS

Exhibit	Description
99.1	Press Release, dated May 11, 2023 with respect to its 2022 fiscal year annual results
99.2	Investor Presentation issued on May 11, 2023, with respect to its 2022 fiscal year annual results.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2023	SHL TELEMEDICINE LTD.

	By:	/s/ Amir Hai
	Name:	Amir Hai
	Title:	Chief Financial Officer